東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED

2007 DEC 10 A 8:54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi M
Hong Kon
Jakarta
Kuala Lur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

[redacted]

07028555

December 4, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Reduction in Maximum Lending Interest Rate Regarding its Domestic Consumer Financing Business dated November 30, 2007

Thank you very much for your attention.

Yours truly,

Seishi Ikeda

Seishi Ikeda

PROCESSED
DEC 12 2007
THOMSON
FINANCIAL

12/10

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

November 30, 2007

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No.: 9997 1st Section of the Tokyo Stock Exchange

Notice of Reduction in Maximum Lending Interest Rate Regarding its Domestic Consumer Financing Business

Notice is hereby given that the Company has decided to lower the maximum interest rate for unsecured consumer loans to new customers on or after December 19, 2007, as below.

Description

1. Reason of Maximum Interest Rate Reduction

The Company has been striving on its management of the domestic consumer financing business as utilization of database in order to provide services of relief and confidence with low-price for mainly its registered members. Furthermore, in anticipation of the enactment of all provisions of the amended Money Lending Business Control and Regulation Law, it is building a corporate structure which is compliant the new law by organizational restructuring and strengthening of its management system for credit screening. As part of these measures, it has decided to lower the maximum interest rate in order to enable customers to use its services with even greater confidence.

2. Summary of Maximum Interest Rate Reduction

(1) Interest loan rate

Current interest rate (effective annual interest rate):	18.0% to 28.9%
New interest rate (effective annual interest rate):	18.0%

(2) Customers applicable

- Those who make new contract on or after December 19, 2007
- Current customers with accounts who meets new credit screening standard

3. Impact on Financial Results

The impact on the financial results for the current fiscal year will be negligible, and there are no changes to results forecasts.

- END -

東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2007 DEC 10 A 8:54

December 5, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Repurchase of Own Shares from the Market dated December 5, 2007

Thank you very much for your attention.

Yours truly,

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

December 5, 2007

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No.: 9997 1st Section of the Tokyo Stock Exchange

Notice of Repurchase of Own Shares from the Market

(Repurchase of own shares in accordance with Section 2 of Article 165 of the Corporate Law)

Under the resolution at the meeting of Board of Directors held on September 18th, 2007, the Company repurchased its own shares at the market, pursuant to Section 3 of Article 165 of the Corporate Law applied *mutatis mutandis* to Article 156 of said law as described below.

Description

1. Period of repurchase:	From November 1st to 30th, 2007
2. Number of shares repurchased:	304,500 shares
3. Total cost of repurchase:	288,698,800 yen
4. Method of repurchase:	Repurchased at the Tokyo Stock Exchange

Note1: Details resolved at the Board of Directors' meeting held on September 18th, 2007

- Type of shares to be repurchased:	Common shares
- Number of shares to be repurchased:	1,000,000 shares (maximum)
	(Rate to the number of outstanding shares: 1.77%)
- Total value of shares to be repurchased:	1,500 million-yen (maximum)

Note2: Total number of shares and cost of the repurchase from September 18th, 2007, when Board of Directors' meeting was held, to November 30th, 2007 is as follows:

- Total number of shares repurchased:	334,500 shares
- Total value of shares repurchased:	322,967,400 yen

- END -

END